Filed Pursuant to Rule 424(b)(3)

Registration No. 333-288796

Registration No. 333-291884

Registration No. 333-293441

PROSPECTUS SUPPLEMENT NO. 13

(TO PROSPECTUS DATED SEPTEMBER 19, 2025)

Up to 15,000,000 Common Shares

RUBICO INC.

This is a supplement (the “Prospectus Supplement”) to the prospectus, dated September 19, 2025 (as supplemented or amended from time to time, the “Prospectus”) of Rubico Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-288796 and 333-293441), as amended from time to time.

This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in the Company’s Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “Commission”) on February 20, 2026 (the “Feb. 20 Form 6-K”), and Company’s Report on Form 6-K, furnished to the Commission on February 23, 2026 (the “Feb. 23 Form 6-K,” together with the Feb. 20 Form 6-K, the “Form 6-Ks” and each a “Form 6-K”). Accordingly, each Form 6-K is attached to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 23, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42684

Rubico Inc.

(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 19, 2026, we sold 3,492,273 shares of our common stock, par value $0.01 per share (the “Common Shares”), pursuant to our Equity Line of Credit with B. Riley Principal Capital II, LLC. As of February 20, 2026, the number of Common Shares issued and outstanding will increase from 567,651 Common Shares to 4,059,924 Common Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rubico Inc.
(Registrant)

Date: February 19, 2026	/s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42684

RUBICO INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 23, 2026, the Registrant issued a press release relating to the acquisition of Chemical/Product Oil Tankers, a copy of which is attached hereto as Exhibit 99.1.

The form of Certificate of Designation of Rights, Preferences and Privileges of Series G Perpetual Convertible Preferred Shares (the “Series G Preferred Shares”) is attached hereto as Exhibit 99.2.

The Share Purchase Agreement

On February 20, 2026, Rubico Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Central Mare Inc. (the “Seller”), an affiliate of Mr. Evangelos Pistiolis, to purchase 500 registered shares of Roman Shark IX Inc. (the “SPV”), representing all of the issued and outstanding shares of the SPV. The SPVs has entered into a shipbuilding contract, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier. The tanker is scheduled for delivery during 2029.

The purchase price for all of the shares of the SPV is $4.2 million (the “Purchase Price”) which is payable on the closing of the acquisition of the SPVs no later than March 31, 2026. The Seller may demand the payment of any unpaid part of the Purchase Price for the SPV in the form of newly-issued Series G Preferred Shares, the terms of which are described below.

The Seller has also secured time charter employment with a major oil trader for the vessel, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The total potential gross revenue backlog from these contracts, including optional years, is about $75 million.

As a condition to closing of the acquisition of the SPV, the SPV will enter into a definitive sale and leaseback financing agreement (“Financing”) with ABC Financial Leasing Co., Ltd., a major Chinese leasing company, or its controlled subsidiaries. The Financing is expected to be in an aggregate amount of 85% of the pre-delivery installments payable under the shipbuilding contract. The aggregate amount of pre-delivery installments payable under the shipbuilding contract is $45.2 million. The Financings are expected to bear an effective interest rate of Term SOFR plus a margin of 1.80%. Under the Financings, upon delivery of each vessel we expect to make quarterly installment payments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last installment. The Financing was arranged by the Seller and its consummation is subject to customary closing conditions, including the Company’s corporate guarantee in favor of the leasing company.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

Supplemental Risk Factors

We have in the past and may in the future rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our Common Shares.

We may issue additional shares of our common stock, par value $0.01 per share (“Common Shares”) or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

As part of our business strategy, we have in the past and may in the future rely in part on issuances of equity, warrants or preferred securities, which may carry voting rights and may be convertible or exercisable into Common Shares, to fund the growth of our fleet. We may issue such securities in private placements, including to related parties, or in registered offerings.

 Under the Equity Line Purchase Agreement entered into with B. Riley Principal Capital II, LLC (the “Selling Shareholder”) we have the right to sell to the Selling Shareholder, from time to time during the term of the Equity Line Purchase Agreement, up to $30,000,000 of our Common Shares, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. We have registered under the Securities Act the resale by the Selling Shareholder of up to 15,500,000 of our Common Shares of which we have sold 3,755,988 Common Shares to the Selling Shareholder under the Equity Line Purchase Agreement as of February 20, 2026.

As contemplated by the purchase agreement for the acquisition of a newbuilding yacht from Top Ships Inc. dated December 31, 2025 (the “Yacht SPA”), the seller under such purchase agreement may under certain circumstances demand payment in the form of Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Shares”). The Series E Preferred Shares would, if issued, be convertible into Common Shares. As of the date of this report on Form 6-K, there are no Series E Preferred Shares outstanding. For a description of the Series E Preferred Shares, see the section entitled “Description of Series E Perpetual Convertible Preferred Shares” in our Form 6-K furnished with the SEC on December 31, 2025.

We have outstanding 1,324,785 Class B Warrants to purchase up to 1,324,785 common shares and Prefunded Warrants to purchase up to 804,059 common shares at an exercise price of $4.68 and $0.01 per common share, respectively. Such warrants were issued in our public offering which closed on January 12, 2026.

Further, as contemplated by the Share Purchase Agreement dated as of February 20, 2026 (the “SPA”), between us and Central Mare Inc. (the “Seller”), the Seller may under certain circumstances demand payment in the form of Series G Preferred Shares. The Series G Preferred Shares would, if issued, be convertible into common shares. As of the date of this report on Form 6-K, there are no Series G Preferred Shares outstanding. For a description of the Series G Preferred Shares, see the section entitled “Description of Series G Perpetual Convertible Preferred Shares” below. Further, the form of Statement of Designation of the Series G Preferred Shares is filed as an exhibit hereto.

Our issuance of additional Common Shares, including pursuant to the Equity Line Purchase Agreement, or otherwise upon conversion of convertible securities or exercise of warrants, or other equity securities of equal or senior rank, or with voting rights, may have the following effects:

•	Our existing common shareholders’ proportionate ownership interest in us will decrease;
•	the amount of cash available for dividends payable per Common Share may decrease;
•	the relative voting strength of each previously outstanding Common Share may be diminished; and
•	the market price of our Common Shares may decline.

Issuance of preferred shares, such as our Series E and G Preferred Sharesmay adversely affect the voting power of our common shareholders, have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Our Third Amended and Restated Articles of Incorporation currently authorizes our Board of Directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. As contemplated by the SPA and the Yacht SPA, we may be required to issue Series G Preferred Shares and/or Series E Preferred Share, which would have voting rights superior to those of the common shares. If our Board of Directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders' ability to realize any potential change of control premium.

Description of Series G Perpetual Convertible Preferred Shares

As contemplated by the SPA, the Seller may under certain circumstances demand the payment of the purchase price for the vessel-owning companies in the form of newly-issued Series G Preferred Shares.

As of the date of this report on Form 6-K, no Series G Preferred Shares are outstanding.

The Series G Preferred Shares have the following characteristics:

Conversion. The Company has the right, at any time and from time to time, subject to certain conditions, to convert in whole or in part (pro rata among the holders of Series G Preferred Shares) the Series G Preferred Shares then held by such holders into Common Shares at the conversion rate then in effect.

Each Series G Preferred Share is convertible into the number of the Registrant’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series G Conversion Price”): (i) 120% of the closing price of our common shares on the trading day immediately preceding the first issuance of Series G Preferred Shares, (ii) 80% of the lowest daily VWAP of the common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of our then outstanding convertible shares or warrants, (iv) the lowest issuance price of the common shares in any transaction from the date of the issuance of the Series G Preferred Shares onwards, but in no event will the Series G Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series G Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Common shares.

Limitations of Conversion. Holders of the shares of Series G Preferred Shares shall be entitled to convert the Series G Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting. The holders of Series G Preferred Shares are entitled to the voting power of one thousand (1,000) of our common shares per Series G Preferred Share, provided that no holder of Series G Preferred Shares may exercise voting rights pursuant to Series G Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series G Perpetual Convertible Preferred Shares, Common Shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. The holders of Series G Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of our shareholders. The holders of Series G Preferred Shares otherwise have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series G Preferred Shares are entitled to receive certain dividends and distributions paid to holders of common shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Company, the holders of Series G Preferred Shares shall be entitled to receive the net assets of our Company pari passu with the common shares.

Redemption. We at our option shall have the right to redeem a portion or all of the outstanding Series G Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series G Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including the first anniversary of the first issuance of Series G Preferred Shares and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after the first anniversary of the first issuance of Series G Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, we shall first provide one business day advance written notice to the holders. Upon the expiration of the one business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed.

The Series G Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series G Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series G Preferred Shares computed on the basis of a 365-day year and the actual days elapsed.

Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series G Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Our Board of Directors may fix a record date for the determination of holders of Series G Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Transfer Restrictions. The Series G Preferred Shares will be transferable without the consent of the Company, provided the holders of Series G Preferred Shares and their direct and indirect transferees are subject to the transfer restrictions of the Share Purchase Agreement, including that the Series G Preferred Shares shall not be sold or traded on any securities exchange or public market until March 15, 2028 and any transferee must agree to be bound by such terms. Any Common Shares issued on conversion of the Series G Perpetual Convertible Preferred Shares will be subject to the same transfer restrictions under the Share Purchase Agreement.

Ranking. All shares of Series G Preferred Shares shall rank pari passu with all classes of our common shares.

The description of the Series G Preferred Shares is subject to and qualified in its entirety by reference to Certificate of Designation of the Series G Preferred Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICO INC.
(Registrant)

Date: February 23, 2026	/s/ Kalliopi Ornithopoulou
Kalliopi Ornithopoulou
Chief Executive Officer

Exhibit 99.1

Rubico Inc. Announces Agreement to Acquire an ECO MR Product Tanker Newbuilding with Time Charter Employment and Potential Gross Revenue Backlog of about $75 million

ATHENS, Greece, Feb. 23, 2026 (GLOBE NEWSWIRE) --  Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that it has entered into an agreement with Central Mare Inc, an affiliate of Mr. Evangelos Pistiolis, (“the Seller”), to acquire 100% of the issued and outstanding shares of a Marshall Islands company (the “SPV”), counterparty to a ship building contract for a very-high specification 47,499 dwt Medium Range (“MR”) product/chemical oil tanker with Guangzhou Shipyard International Company Limited, scheduled for delivery during 2029.

The ship building contract effectiveness is subject to the issuance of a customary refund guarantee and the acquisition of the SPV is subject to conclusion of financing arrangements. Specifically, the SPV is currently finalizing a lease financing agreement (the “Financing”) with ABC Financial Leasing Co., Ltd., a major Chinese leasing company, or its controlled entities, covering the majority of the ship building contract’s price for the vessel. The Financing was arranged by the Seller and its conclusion is subject to customary closing conditions, including the provision of the Company’s corporate guarantee to the leasing company.

The Seller has also secured a time charter employment with a major oil trader for the vessel, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years.

The total potential gross revenue backlog from this contract, including optional years, is about $75 million.

The Company has agreed to acquire the shares of the SPV for an aggregate purchase price of about $4.2 million and due to the related party nature of the acquisition, the transaction was approved by a special committee composed of independent members of the Company's board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.
Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the maintenance of the Company’s Nasdaq listing.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Exhibit 99.2

CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES G

PERPETUAL CONVERTIBLE PREFERRED SHARES

OF

RUBICO INC.

The undersigned, Kalliopi Ornithopoulou does hereby certify:

1. That he is the duly elected and acting Chief Executive Officer and President of Rubico Inc., a Marshall Islands corporation (the “Company”).

2. That pursuant to the authority conferred by the Company’s Third Amended and Restated Articles of Incorporation, as amended, the Company’s Board of Directors (the “Board”) on [ ] adopted the following resolution designating and prescribing the relative rights, preferences and limitations of the Company’s Series G Perpetual Convertible Preferred Shares:

RESOLVED, that pursuant to the authority vested in the Board by the Third Amended and Restated Articles of Incorporation, as amended, the Board does hereby establish a series of preferred stock, par value $0.01 per share, and the designation and certain powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series G Perpetual Convertible Preferred Shares”. The Series G Perpetual Convertible Preferred Shares shall have a par value of $0.01 per share, and the number of shares constituting such series shall consist of [●] shares.

Section 2. Issuance. The Series G Perpetual Convertible Preferred Shares are to be issued to Central Mare Inc. (“Central Mare”) pursuant to the Share Purchase Agreement, dated as of February 20, 2026 between Central Mare and the Company (the “Share Purchase Agreement”).

Section 3. Dividends and Distributions.

(a) Subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the Series G Perpetual Convertible Preferred Shares with respect to dividends, the holders of Series G Perpetual Convertible Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the Liquidation Amount (as defined below) of the then outstanding Series G Perpetual Convertible Preferred Shares (computed on the basis of a 365-day year and the actual days elapsed).

(b) Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series G Perpetual Convertible Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of Series G Perpetual Convertible Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

(c) Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Company has entered (or as the case may be) will enter into, or has provided (or as the case may be) will provide a guarantee for, for as long as said provisions remain in effect.

Section 4. Voting Rights. The holders of Series G Perpetual Convertible Preferred Shares shall have the following voting rights:

(a) Each Series G Perpetual Convertible Preferred Share shall entitle the holder thereof to the voting power one thousand (1,000) common shares of the Company, par value $0.01 per shares (the “Common Shares”), provided however, that no holder of Series G Perpetual Convertible Preferred Shares may exercise voting rights pursuant to Series G Perpetual Convertible Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series G Perpetual Convertible Preferred Shares, Common Shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Corporation. For purposes of this Section 3(a), a holder of Series G Perpetual Convertible Preferred Shares shall include each “beneficial owner” of such Series G Perpetual Convertible Preferred Shares, as determined in accordance with Section 13d-3 of the Securities Exchange Act of 1934, as amended, together with any person or entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such beneficial owner.

(b) Except as otherwise provided herein or by law, the holders of Series G Perpetual Convertible Preferred Shares and the holders of Common Shares shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(c) Except as required by law, holders of Series G Perpetual Convertible Preferred Shares shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Shares as set forth herein) for taking any corporate action.

Section 5. Reserved.

Section 6. Reacquired Shares. Any Series G Perpetual Convertible Preferred Shares converted pursuant to Section 9 hereof, or purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof and may not be reissued.

Section 7. Liquidation, Dissolution or Winding Up.

(a) Upon any liquidation, dissolution or winding up of the Company, including the merger, consolidation or reorganization of the Company into or with another entity through one or a series of related transactions, or the sale, transfer or lease of all or substantially all of the assets of the Company, whether voluntary or involuntary, except any sale of all, or substantially all, of the maritime vessels of the Company in which the proceeds of such sales are used to acquire other maritime vessels (collectively, a “Liquidation”), the holders of Series G Perpetual Convertible Preferred Shares shall be entitled to receive the net assets of the Company pari passu with the Common Shares.

Section 8. Redemption.

(a) The Company at its option shall have the right to redeem (unless otherwise prevented by law), a portion or all of the outstanding Series G Perpetual Convertible Preferred Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per share of Series G Perpetual Convertible Preferred Shares (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including [●]1 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after [●]2, plus an amount equal to any accrued and unpaid dividends on such Series G Perpetual Convertible Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, the Company shall first provide one (1) business day advance written notice to the holders of its intention to make a redemption (the “Redemption Notice”) setting forth the amount it desires to redeem. Upon the expiration of the one (1) business day period, the Company shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.

(b) The Series G Perpetual Convertible Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstances.

1 One year from first issuance

2 One year from first issuance

Section 9. Conversion.

(a) The Series G Perpetual Convertible Preferred Shares outstanding at any time shall be convertible, at any time and from time to time, in whole or in part (pro rata among the holders of Series G Perpetual Convertible Preferred Shares), at the option of the Company, by providing written notice of conversion to such holders, into such number of fully paid and non-assessable Common Shares, determined by dividing the Liquidation Amount of each Series G Perpetual Convertible Preferred Share plus an amount equal to any accrued and unpaid dividends on such Series G Perpetual Convertible Preferred Shares (in total, the “Conversion Amount”) by the then applicable Conversion Price (as hereinafter below).

 For the purposes hereof, the term “Conversion Price” in respect of each conversion shall mean the lesser of (i) $[●]3 (the “Fixed Conversion Price”), (ii) 80% of the lowest daily volume weighted average price of the Company’s Common Shares (as reported by Bloomberg) over the twenty (20) consecutive Trading Days (as defined below) expiring on the Trading Day immediately prior to the date of delivery of such Conversion Notice (as defined below), (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance the Series G Perpetual Preferred Shares onwards, but in any case not less than $0.60 (the “Floor Price”). “Trading Day” means any day on which the principal United States securities exchange or trading market where the Common Shares is then listed or traded is open for business.

(b) Before the Company shall be entitled to convert Series G Perpetual Convertible Preferred Shares into Common Shares pursuant to Section 9(a) hereof, the Company shall give written notice to each holder of Series G Perpetual Convertible Preferred Shares of the election to convert Series G Perpetual Convertible Preferred Shares, the number of Series G Perpetual Convertible Preferred Shares to be converted, the number of Series G Perpetual Convertible Preferred Shares owned subsequent to the conversion at issue, and the name in which the certificate for Common Shares are to be issued (each, a “Conversion Notice”). No ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required. The calculations and entries set forth in the Conversion Notice shall control in the absence of manifest or mathematical error. To effect conversions of Series G Perpetual Convertible Preferred Shares, a bolder shall not be required to surrender the certificate(s) representing the Series G Perpetual Convertible Preferred Shares to the Corporation unless all of the Series G Perpetual Convertible Preferred Shares represented thereby are so converted, in which case such holder shall deliver the certificate representing such Series G Perpetual Convertible Preferred Shares promptly following the completion of the conversion at issue.

(c) Series G Perpetual Convertible Preferred Shares converted into Common Shares or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued. The Company shall, as soon as practicable after delivery of the Conversion Notice and in any event within three (3) business days thereafter (the “Share Delivery Date”), issue and deliver or cause to be delivered to such holder of Series G Perpetual Convertible Preferred Shares, or to the nominee or nominees thereof, a certificate or certificates representing the number of validly issued, fully paid and non-assessable Common Shares to which such holder shall be entitled as aforesaid. Conversion under this Section 9 shall be deemed to have been made immediately upon delivery of the Conversion Notice and in either case the Person entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Common Shares as of such date (such date, the “Conversion Date”). Nothing herein shall limit a holder’s right to pursue actual damages for the Company’s failure to deliver Common Shares within the period specified herein and such holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(d) No fractional shares shall be issued upon conversion of the Series G Perpetual Convertible Preferred Shares into Common Shares and the number of Common Shares to be issued shall be rounded down to the nearest whole share.

3 120% of the closing price the trading day preceding the first issuance

(e) In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding Common Shares or the determination of holders of Common Shares entitled to receive a dividend or other distribution payable in additional Common Shares or Common Share equivalents without payment of any consideration by such holder for the additional Common Shares or the Common Share equivalents (including the additional Common Shares issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Fixed Conversion Price and Floor Price of the Series G Perpetual Convertible Preferred Shares shall be appropriately decreased so that the number of Common Shares issuable upon conversion of each Series G Perpetual Convertible Preferred Share shall be increased in proportion to such increase in the aggregate of Common Shares outstanding and issuable with respect to such Common Share equivalents.

(f) If the number of Common Shares outstanding at any time after is decreased by a combination of the outstanding Common Shares (by reverse stock split or otherwise), then, following the record date of such combination, the Conversion Price for the Series G Perpetual Convertible Preferred Shares shall be appropriately increased so that the number of Common Shares issuable on conversion of each share of each series shall be decreased in proportion to such decrease in outstanding shares.

(g) Adjustments for Distribution. In addition to any other adjustments pursuant to the terms hereof, in the event the Company shall declare a distribution payable in Common Shares, Common Share equivalents or other securities of the Company, or any subsidiary, evidences of indebtedness issued by the Company, or any subsidiary, assets (or rights to acquire assets), or options, rights or other property to the holders of Common Shares, in each case whether by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (each, a “Distribution”), then, in each such case the holders of the Series G Perpetual Convertible Preferred Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Common Shares of the Company into which their Series G Perpetual Convertible Preferred Shares are convertible as of the record date fixed for the determination of the holders of Common Shares of the Company entitled to receive such Distribution. Notwithstanding the foregoing, this Section 9(g) shall not apply in respect of the issuance of Common Shares or standard options to purchase Common Shares to directors, officers or employees of the Company in their capacity as such.

(h) Adjustments for Recapitalization. If at any time or from time to time there shall be a recapitalization of the Common Shares (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere), provision shall be made so that the holders of the Series G Perpetual Convertible Preferred Shares shall thereafter be entitled to receive upon conversion of the Series G Perpetual Convertible Preferred Shares the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Common Shares deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section with respect to the rights of the holders of the Series G Perpetual Convertible Preferred Shares after the recapitalization to the end that the provisions of this Section (including, without limitation, provisions for adjustments of the Fixed Conversion Price and the number of Common Shares issuable upon conversion of the Series G Perpetual Convertible Preferred Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(i) Notice of Record Taking. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Series G Perpetual Convertible Preferred Shares, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j) The Company shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for effecting the conversion of the share so the Series G Perpetual Convertible Preferred Shares, 200% of the number of Common Shares as shall from time to time be sufficient to effect conversion of all outstanding Series G Perpetual Convertible Preferred Shares (the “Required Reserve Amount”); and if at any time the number of authorized but unissued Common Shares shall not be sufficient to enable the Company to satisfy its obligation to have available for issuance upon conversion of the Series G Perpetual Convertible Preferred Shares at least a number of Common Shares equal to the Required Reserve Amount, then, in addition to such other remedies as shall be available to the holder of such Series G Perpetual Convertible Preferred Shares, the Corporation will immediately take all such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite stockholder approval of any necessary amendment to these provisions as soon as possible.

Section 10. Limitations of Conversion. The Company shall be entitled to convert the Series G Perpetual Convertible Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Section 11. Ranking. All of the Series G Perpetual Convertible Preferred Shares shall rank pari passu with all classes of Common Shares.

Section 12. Amendment. The Third Amended and Restated Articles of Incorporation of the Company, as amended, shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series G Perpetual Convertible Preferred Shares so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding Series G Perpetual Convertible Preferred Shares, voting separately as a class.

Section 13. Fractional Shares. Series G Perpetual Convertible Preferred Shares may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series G Perpetual Convertible Preferred Shares.

Section 14. Transfer of Series G Perpetual Convertible Preferred Shares. A holder may transfer some or all of its Series G Perpetual Convertible Preferred Shares without the consent of the Company, provided the holders of Series G Perpetual Convertible Preferred Shares and their direct and indirect transferees are subject to the transfer restrictions of the Share Purchase Agreement, including that the Series G Perpetual Convertible Preferred Shares shall not be sold or traded on any securities exchange or public market until March 15, 2028 and any transferee must agree to be bound by such terms. Any Common Shares issued on conversion of the Series G Perpetual Convertible Preferred Shares will be subject to the same transfer restrictions under the Share Purchase Agreement and will bear a legend substantially in the following form, in addition to any legends appropriate to such securities’ status as “restricted securities” under federal securities laws.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF THAT CERTAIN SHARE PURCHASE AGREEMENT BETWEEN THE COMPANY AND THE INITIAL SECURITY HOLDER(S) DATED ____________, 2026, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY. SUCH TRANSFER RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SHARES.

Section 15. Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holders), a register for the Series G Perpetual Convertible Preferred Shares, in which the Company shall record the name, address and facsimile number of the persons in whose name the Series G Perpetual Convertible Preferred Shares have been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Series G Perpetual Convertible Preferred Shares is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers. There shall be no registration requirements for the underlying Common Shares after the conversion of Series G Perpetual Convertible Preferred Shares. Upon the conversion of the Series G Perpetual Convertible Preferred Shares to Common Shares, the Common Shares shall consist of restricted shares and may be traded only in accordance with Rule 144 under the Securities Act of 1933 or another available exemption from the registration requirements of the Securities Act of 1933.

RESOLVED FURTHER, that the President or any Vice President and the Secretary or any Assistant Secretary of this Company be, and they hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Marshall Islands law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.

Executed in Athens, Greece on [ ].

Kalliopi Ornithopoulou
Chief Executive Officer/President

FORM OF CONVERSION NOTICE

TO: RUBICO INC.

The undersigned hereby irrevocably elects to convert Series G Perpetual Convertible Preferred Shares into Common Shares of RUBICO INC., according to the conditions stated therein, as of the date written below.

Date of Conversion:
Number of Preferred Shares to be Converted:
Conversion Amount (Liquidation Amount to be converted plus accrued and unpaid dividends):
Conversion Price:
Number of Common Shares to be issued:
Number of Preferred Shares Remaining Unconverted:
Please issue the Common Shares in the following name and to the following address:
Issue to:

Authorized Signature:
Name:
Title:
Broker DTC Participant Code:
Account Number: